Via Facsimile and U.S. Mail
Mail Stop 6010

November 23, 2007

Mr. Denis Duverne
Chief Financial Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: AXA
Form 20-F for Fiscal Year Ended December 31, 2006
Filed on June 28, 2007
File No. 001-14410

Dear Mr. Duverne:

    We have reviewed your October 1, 2007 response to our August 24, 2007 letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Item 18: Financial Statements

Consolidated Statement of Cash Flows

1.   We acknowledge your response to our prior comment. Please amend your filing to retrospectively apply your change in accounting policy in accordance with paragraph 19 and 22 of IAS 8. In addition please provide additional disclosure to comply with paragraph 48 of IAS 7.

*   *   *   *

    As appropriate, please amend your Form 20-F for the year ended December 31, 2006 and respond to this comment within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Joel Parker, Branch Chief, at (202) 551-3651 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant